VIA FACSIMILE & OVERNIGHT COURIER
(202) 942-9544

Barbara C. Jacobs
Assistant Director
Daniel Lee
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-0406

            RE:   NetSol Technologies, Inc.
                  Form SB-2
                  File No. 333-116512

                  Form 10-KSB for the period ended June 30, 2004 Form 10-QSB for fiscal quarter ended September 30, 2004 Form 10-QSB for the fiscal quarter ended December 31, 2004 Form 10-QSB for the fiscal quarter ended March 31, 2005 Form 10-KSB for the period ended June 30, 2005 File No. 0-22773

Dear Ms. Jacobs,

Follows is our response to your comment letter dated November 3, 2005.

Post-effective Amendment No. 6 to Registration Statement on Form SB-2

General

1. We note your response to comment no. 2 in our letter dated September 20, 2005. It appears that Messrs. Najeeb Ghauri and Naeem Ghauri were extended credits of $30,851.54 and $7,249.30, respectively, in connection with their March 2004 exercise of stock options. Such extensions of credit are inconsistent with Section 13(k) (1) of the Exchange Act. Section 13(k) (1) prohibits the extensions of credit by issuers in the form of personal loans to their directors or executives officers. Please make disclosure in your filing regarding such possible violation and possible consequences.

      We have added a statement in the risk factor entitled "Certain of Our Management Team Have Relationships Which May Potentially Result in Conflicts of Interest" as follows:

      The errors related to the March 2004 and December 2004 transactions may constitute violations of Section 13(k)(1) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") by the Company and/or the named officers. A possible violation of Section 13(k)(1) of the Exchange Act may result in an investigation by the SEC which may have a materially adverse effect on the Company. Violations of Section 13(k)(1) of the Exchange Act may expose the Company and the named officers to possible civil and criminal penalties.

      While the possible violation was disclosed in the "Certain Relationships and Related Transactions" the following sentence has been added to disclose the possible consequences:

      "A possible violation of Section 13(k)(1) of the Exchange Act may result in an investigation by the SEC. Violations of Section 13(k) (1) of the Exchange Act may expose the Company and the named officers to possible civil and criminal penalties."


2. Pursuant to comment no. 3 in our letter dated September 20, 2005, you have provided our review certain supplemental materials supporting your assertion that the officers made loans to the Pakistani subsidiary in 2002. Please explain how each document you have provided supports your assertion. In addition, it appears that certain bank statements you have provided evidence transfers of funds to the Pakistani subsidiary. Such statements appear denominated in Pakistani rupees. Please provide us the currency translation in order to reconcile the amounts you have asserted in U.S. dollars were loaned by the officers with the amounts indicated on the statements. Please also provide us with evidence that such transferred funds originated from the personal funds of the officers.


      We provided you with the following documents evidencing the loan by the officers to the Pakistani subsidiary in 2002. The document which starts with
Note 11 is the notes from the Pakistani subsidiary's 6/30/04 financial statements showing the officer loan as an intercompany payable to "Directors". This demonstrates that the amount was shown on the Pakistani subsidiary books but was shown as an intercompany payable. The second document which is preceded by the Bank Statements cover is a copy of the Pakistani Subsidiary Bank Statements showing the funds deposited into the subsidiary's account. The final document is a detail of the payable due to the Directors by the subsidiary provided by the subsidiary with a cross reference to the supporting notes in the subsidiary financials. This demonstrates how the subsidiary was accounting for the amounts due.

      As described in our answer to comment No. 3 to your September 20, 2005 comment letter, at the time of the loan, funds were needed by the subsidiary to meet payroll and other basic operating expenses. Najeeb and Naeem Ghauri sold personally owned residential property in Lahore, Pakistan, in order to provide funds to the subsidiary. We have provided copy of the deeds evidencing the sale of this land. Messrs. Ghauri do not regularly maintain bank accounts in Pakistan, and believe they would have opened an account solely for this transaction but can not locate these account records at this time. They continue to attempt to locate these bank records. We have, however, attached copies of the land deeds evidencing the sale of the personal property.

      A currency translation is provided to assist in reconciling the amounts stated against the rupees loaned: The loans of $35,000 in June 2000 and $9,975 made on May 3, 2002 were made in USD and no translation adjustment was necessary. For the loan made on April 2, 2002, a currency rate of $0.01671 from rupees to USD was used (5,800,000 rupees x 0.01671 = 96,918 USD). This same rate was used for the small payments made in 2003, as any difference in the exchange rate would have been immaterial.

3. We note your response to comment no. 3 in our letter dated September 20, 2005 that the mistaken belief that funds were due by your officers in connection with the option exercises led to your response in your letter dated May 27, 2005 in which you state that there was "no concurrent offset by deferred salary and bonuses at the time of the exercise of the options." It is our understanding that the mistaken belief was with respect to the existence of the outstanding loans by the officers to your Pakistani subsidiary. Your discovery of such loans during your review would not appear to impact your ability to identify deferred salary and bonuses at the time of the option exercises. The schedule you have provided in your response and your revised disclosure indicate the existence of certain deferred amounts prior to the option exercises. Please explain.

      As previously disclosed, our new Chief Financial Officer conducted a review of all amounts owed by the Company to the officers in order to determine how it was possible that there were funds due by the officers. This review provided greater detail of the amounts reflected in deferred compensation as well as the loans. That being said, it was error to state in our May 27, 2005 letter that there were "no concurrent offset by deferred salary and bonuses at the time of the exercise of the options."

Selling Stockholders, page 9

4. It appears that you have increased the number of shares being registered for resale by Maxim Partners. Please note that you may not increase the number of shares being registered by post-effective amendment. Please see rule 413 under the Securities Act for additional guidance. Please remove such additional shares from your registration statement.

      We note your reference to rule 413 and have removed the additional shares.

Certain Relationships and Related Transactions, page 57

5. Consistent with your response to comment no. 2 in our letter dated September 20, 2005, please provide disclosure in this section regarding the notes entered into by your offices as to which you have subsequently construed to be void.

We have revised this section to read as follows:

In 2002, Najeeb, Naeem and Salim Ghauri loaned $141,893 to the Company's Pakistani subsidiary for business operations at the Pakistani subsidiary, including but not limited to payroll and other office related expenses. At the time of this loan, the Company was unable to borrow funds from any third party. The loan accrues interest at 18% per annum and was understood to be due at such time as the Company was able to repay it. The principal and accrued interest of $57,776 was paid in full by offsetting funds due from the lenders as a result of option exercises in the amount of $200,973 in November 2003.

Since 2002, Najeeb, Naeem and Salim Ghauri have deferred portions of their salaries, receiving lower cash pay-outs. These deferred amounts have been used by the officers to offset funds due for option exercises.

In January 2004, we entered into employment agreements with Najeeb Ghauri, Naeem Ghauri, and Salim Ghauri. These agreements were amended effective April 1 2005. Despite this amendment, which resulted in salary increases to all three named employees, the employees have elected to defer the portion of the salary due for option exercises. These agreements are discussed in the section entitled "Executive Compensation" beginning on page 59.

In March 2004, Najeeb and Naeem Ghauri exercised options to acquire shares of common stock of the Company. At the time of the exercise, they mistakenly believed that sufficient funds were due to them from the Company and compensation deferral to pay for these options. These exercises required a payment of $50,000 by Mr. Najeeb Ghauri and $25,000 by Mr. Naeem Ghauri. In fact, at the time of the exercise, Mr. Najeeb Ghauri was owed only $18,750 from deferred and accrued wages and Mr. Naeem Ghauri was owed $17,453.66. Accordingly, upon the exercise, Mr. Najeeb Ghauri owed $30,851.54 and Mr. Naeem Ghauri owed $7,249.30 to the Company. The funds due were repaid through the normal salary deferral to the Company by the end of May, in the case of Mr. Naeem Ghauri and, the end of August 2004, in the case of Mr. Najeeb Ghauri

In December 2004, Najeeb, Naeem and Salim Ghauri exercised options to acquire shares of the Company's common stock. At the time of the exercise, they mistakenly believed that sufficient funds were due to them from compensation deferral to pay for these options. Upon discovering that sufficient liabilities were not available to offset the monies due for the exercise, these shares were immediately cancelled by the Company.

In March 2005, Najeeb Ghauri executed notes dated November 28, 2003 for $80,417 and March 31, 2004 for $25,000 for the benefit of the Company to memorialize funds due to the Company for option exercises made on November 28, 2003 and March 31, 2004. In March 2005, Mr. Naeem Ghauri executed a note dated November 28, 2003 in the amount of $48,335 to memorialize funds due to the Company for option exercises made on that date. In March 2005, Mr. Salim Ghauri executed a note dated November 28, 2003 in the amount of $72,221 to memorialize funds due to the Company for option exercises made on November 28, 2003. Messrs. Ghauri executed these notes on the mistaken belief that these funds were due to the Company for these option exercises. A subsequent review of funds loaned by the officers to the Company and due to the officers for deferred compensation and bonuses demonstrated that the amounts represented by these notes were not due by these officers. Accordingly, as the notes do not reflect the amount owed, if any, and are based on a mistaken belief of both the officers and the Company, these notes have been voided effective July 2005.

In July 2005, the Company's Board of Directors approved compensation for service on the Board. This compensation is discussed in the sections entitled "Executive Compensation" and "Compensation of Directors" beginning on pages 53 and 56 respectively.

In July 2005, the Board also approved compensation for service on the Audit, Compensation and Nominating and Corporate Governance Committees. This compensation is discussed in sections entitled "Compensation of Directors" beginning on page 56.

The Company's management believes that the terms of these transactions were no less favorable to us than would have been obtained from an unaffiliated third party in similar transactions. Certain of the transactions, such as the exercise of options by Company employees against salary and other funds due are unavailable to unaffiliated third parties. However, the Company believes that such transactions are favorable to the Company in that the Company, which has traditionally been in a cash poor position, has not been required to use cash resources to pay salaries, expense reimbursements or loans. All future transactions with affiliates will be on terms no less favorable than could be obtained from unaffiliated third parties, and will be approved by a majority of the disinterested directors. Nevertheless, the errors related to the March 2004 and December 2004 transactions may constitute violations of Section 13(k)(1) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") by the Company and/or the named officers. A possible violation of Section 13(k)(1) of the Exchange Act may result in an investigation by the SEC. Violations of
Section 13(k) (1) of the Exchange Act may expose the Company and the named officers to possible civil and criminal penalties.

Draft Form 10-QSB/A for the quarter ended March 31, 2005

Item 3.  Controls and Procedures

6. With respect to your response to comment no. 14 in our letter dated September 20, 2005, we note your statement that "[t]he determination that a restatement was necessary as outlined in []our comment was not made until the period ended March 31, 2005." Our comment is addressing the fact that since your controls did not prevent these errors and allowed incorrect financial statements and related disclosures to be filed, why the officers will still believe that your disclosure controls and procedures were effective as of June 30, 2004 and June 30, 2005 and each of the quarterly periods ended September 30, 2004, December 31, 2004, and March 31, 2005. Given the material restatements that resulted from the failures in your controls, the officers need to clearly describe the basis for asserting that controls were effective as of each reporting period effected by the restatements if your conclusion is not reassessed. Furthermore, explain how the meeting with your auditors will address each of the circumstances that lead to these additional restatements.

Our CFO and CEO continue to believe that our disclosure controls and procedures were effective as of the periods mentioned in your comments. These officers continue to believe that the information necessary to prepare the financial statements provided by our operating subsidiaries has been complete and that the majority of the restatement issues were as a result of either a different interpretation of or misapplication of accounting principles. These problems are addressed by the changes we have made in our procedures that was disclosed in the quarter ended March 31, 2005.

Your comment no. 14 addressed the following restatement items:

      the restatement for goodwill ,the misclassification of the expense due to the issuance of warrants in connection with the PIPE financing; the miscalculation of the beneficial conversion feature of the convertible debenture; the misclassification of the loans to officers; and the error in accounting for the contingent consideration in the CQ Systems acquisition.

You have asked us to address how our quarterly meeting with auditors will address each of the additional restatement items. In our response to your comment No. 14 in your September 20, 2005 letter, we also stated that the appointment of the Company's new Chief Financial Officer, who is also a CPA, will (and already has) led to a more active examination of the accounting treatments of certain items in the financial statements.

Not only does the CFO meet with our auditors regularly, she is also in constant contact with them on any new or unusual activity for the Company, such as acquisitions and PIPE financing, to ensure that the accounting procedures are being applied properly in accordance with current standards. Procedures have been put in place to more effectively track and record officer's deferred wages and loans to not only the parent but also to the subsidiaries. The new CFO has also instituted other procedures to better reconcile the activity between the parent and subsidiaries. At the time of the loans in 2002, the subsidiary showed the loans in its notes entitled Intercompany Payable and as funds "Due to Directors". The Company did not have a CPA as the chief financial officer and was just recovering from being in receivership, which may have led to the subsidiary note being overlooked. In addition, the changes that were made have been noted, and a careful review is done each quarter to ensure that none of the errors in application of accounting standards occurs again. The majority of the restatements have been a result of a re-interpretation and/or re-application of accounting standards or a different methodology in applying those standards, such as the beneficial conversion feature expense, the contingent consideration in the CQ Systems acquisition, and the goodwill adjustment.

Form 10-KSB for the fiscal year ended June 30, 2005

Notes to Consolidated Financial Statements
Note 11- Convertible Debenture, page F-31

Prior Comment No. 11

7. With respect to your response to comment no. 11 in our letter dated September 20, 2005, we do not believe that you are appropriately calculating the beneficial conversion feature of the convertible debt. Note that paragraph 5 of EITF 98-5 requires that the calculation of the beneficial conversion feature is the difference between the conversion price and the fair value of the common stock in which the security is convertible. Fair value under generally accepted accounting principles is the quoted price of your common stock. Question 58 of the FASB Staff Implementation Guide to Statement 115 does not permit the adjustment of quoted market prices in the determination of fair value. The definition of fair value in paragraph 137 states that if a quoted market price is available (for an instrument) the fair value is the product of the number of trading units times that market price. Be advised that AIN-APB 15 #55 has been superseded by SFAS 128. Revise as appropriate.

In the past, the Company's trading volume has been very low with great fluctuations in price. It was the opinion of management that using a 20-day average to determine the fair market value of our stock was a better indicator of the true value of our stock than just taking the value on any one day. We have noted your comment and will change our methodology in calculating the fair market value and no longer use a 20-day average.

The 20-day average used for the calculation of the beneficial conversion feature expense was $2.25 per share, the price on May 5, 2004 (the date of the agreement) was $2.22; a difference of $0.03 per share. The expense would be $252,257 versus $232,257, for a total difference in the expense of $20,000. This amount is immaterial to our overall financials and therefore, no restatement is necessary. In addition, the beneficial conversion feature expense has been fully amortized for all but two note holders as of September 30, 2005.

Note 14 - Gain on Settlement of Debt, page F-27

8. With respect to your response to comment no. 16 in our letter dated September 20, 2005, we note that you believe an action to collect the amounts claimed due would be barred by the applicable statute of limitations. Provide a reasoned opinion of counsel stating that a court of proper jurisdiction would find that the registrant can successfully avoid payment to the third party to whom the company was obligated due to the statute of limitations citing supporting case law.

      California Code of Procedure section 337 provides that an action upon any contract obligation or liability in writing must be commenced within four years after the cause of action shall have accrued. See also, Irvine v. Bossen (1944) 25 C2d 652, 155 P2d 9. The services in question were invoiced and due in May and June 2001. It has been more than four years since the services were invoiced and due, and our corporate counsel believes an action to collect the amounts claimed due would be barred by the applicable statute of limitations and, accordingly, the registrant can successfully avoid payment to the third party to whom the company was obligated due to the statute of limitations. California case law appears to be settled on this issue and supports this conclusion. See Meyer v. Carnow (1986, 2d Dist) 185 Cal App 3d 169, 229 Cal Rptr 617; Fist. Nat Bank v. Ziegler (1914) 24 CA 503, 141 P 938;

                                     * * * *

Thank you for your attention to this matter. Please contact the undersigned
(818) 222-9195 ext. 110, or Ms. Malea Farsai at (818) 222-9195 ext. 105 if you
require any clarification or have any questions.

Very truly yours,

/s/ Patti L. W. McGlasson

Patti L. W. McGlasson
Corporate Counsel
NetSol Technologies, Inc.

Cc:  Naeem Ghauri, CEO NetSol Technologies, Inc.
Jason Niethamer, Melissa Walsh, U.S. SEC

Pakistani                                                                   50RS

                                 [Official Seal]

                            AGREEMENT TO SELL A PLOT

BY THIS DEED OF AGREEMENT made on 2nd day of May 2002 BETWEEN MR. NAEEM ULLAH GHAURI S/O REHMAT ULLAH GHAURI R/O 258/3/2, BLOCK-Z, PHASE-III, D.H.A., LAHORE CANTT, holder of N.I.C. No 270-57-548882 (hereinafter called the Seller) of the One Part,

                                       AND

MR. NADEEM ASLAM S/O MUHAMMAD ASLAM R/O M-63/2, PHASE-1, D.H.A. LAHORE CANTT, holder of N.I.C. No. 267-61-104941 (hereinafter called the Purhcaser) of the Other Part

      1. That the Seller is the absolute owner of Plot No. 174, Blcok-U, in Phase-II, Measuring Two Kasals, or thereabourt Situated in Defence Housing Authority, Lahore Cantt, vide their Letter No. 02/02703, dated 24th June 2000.

      2. That the Seller further affirms and confirms that the plot is free from all encumbrances, charges, dues and litigation of all sorts.

      3. That the Seller has sold and the PUrhcaser has purchased the above said plot at a price of RS _________ (Rupees_____________ only) which is hereby acknowledged by the Seller in favour of the Purchaser.

SELLER__________                                        PURCHASER_________
Mr. Naeem Ullah Ghauri                                  Mr. Nadeem Aslam

                                                        Contd. . . . p2

PAKISTAN                                                                    50RS

                                 [OFFICIAL SEAL]

                                       -2-

      4. That the Seller will make himself available and sign all documents, which he is called upon to sign by the Authority of the purchaser in connection with the transfer of the above said plot in favour of the purchaser or his nominee.

      5. That terms Seller and Purhcaser hereinbefore used shall include their respective heirs, legal representatives, successors, assigns and nominee.

IN WITNESS WHEREOF the parties hereto mentioned have signed this deed on the date mentioned above.


SELLER /s/Naeem Ullah Ghauri                    PURCHASER /S/Nadeem Aslam
MR NAEEM ULLAH GHAURI                           MR. NADEEM ASLAM

                                   WITNESSES:

1. /s/ Shahid Mukhtar                           2. /s/Abral Ahmed
Shahid Mukhtar                                  Abral Ahmed

Pakistani                                                                   50RS

                                 [Official Seal]

                            AGREEMENT TO SELL A PLOT

BY THIS DEED OF AGREEMENT made on 3rd day of April 2002 BETWEEN MR. NAJEEB ULLAH GHAURI S/O REHMAT ULLAH GHAURI R/O 258/3/2, BLOCK-Z, PHASE-III, D.H.A., LAHORE CANTT, holder of N.I.C. No 517-85-38390 (hereinafter called the Seller) of the One Part,

                                       AND

MR. NADEEM ASLAM S/O MUHAMMAD ASLAM R/O M-63/2, PHASE-1, D.H.A. LAHORE CANTT, holder of N.I.C. No. 267-61-104941 (hereinafter called the Purhcaser) of the Other Part

      1. That the Seller is the absolute owner of Plot No. 174, Blcok-U, in Phase-II, Measuring Two Kasals, or thereabourt Situated in Defence Housing Authority, Lahore Cantt, vide their Letter No. 02/02703, dated 24th June 2000.

      2. That the Seller further affirms and confirms that the plot is free from all encumbrances, charges, dues and litigation of all sorts.

      3. That the Seller has sold and the PUrhcaser has purchased the above said plot at a price of RS 2600000/__ (Rupees Twenty Six Lac's only) which is hereby acknowledged by the Seller in favour of the Purchaser.

SELLER /s/Najeeb Ghauri/                        PURCHASER /s/Nadeem Aslam
Mr. Naeem Ullah Ghauri                               Mr. Nadeem Aslam

                                                     Contd. . . . p2

PAKISTAN                                                                    50RS

                                 [OFFICIAL SEAL]

                                       -2-

      4. That the Seller will make himself available and sign all documents, which he is called upon to sign by the Authority of the purchaser in connection with the transfer of the above said plot in favour of the purchaser or his nominee.

      5. That terms Seller and Purhcaser hereinbefore used shall include their respective heirs, legal representatives, successors, assigns and nominee.

IN WITNESS WHEREOF the parties hereto mentioned have signed this deed on the date mentioned above.

SELLER /s/Najeeb Ullah Ghauri                   PURCHASER /S/Nadeem Aslam
MR NAJEEB ULLAH GHAURI                          MR. NADEEM ASLAM

                                   WITNESSES:

1. /s/ Shahid Mukhtar                           2. /s/Abral Ahmed
Shahid Mukhtar                                  Abral Ahmed